UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-01761

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K ☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F ☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________________________________________

____________________________________________________________________________________________

PART I – REGISTRANT INFORMATION

CHIEF CONSOLIDATED MINING COMPANY
Full name of registrant

Former name if applicable

15988 Silver Pass Road, P.O. Box 51

Address of principal executive office (Street and number)

Eureka, Utah 84628

City, state and zip code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

Yes ☒ No ☐

	|	(a)	The reasons described in reasonable detail in Part III of this form could not be |eliminated without unreasonable effort or expense;
|
☒	|	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, |Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on |or before the fifteenth calendar day following the prescribed due date; or the subject |quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|
		|(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been |attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The Company is finalizing its annual report financial information and expects to file the Form 10-KSB by the extended due date. It was unable to do so by the original filing date without undue effort or expense.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Richard R. Schreiber	215	546-8585
(Name)	(area code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Forms 10-QSB for quarters ended March 31 and June 30, 2007

____________________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

CHIEF CONSOLIDATED MINING COMPANY

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008	By:	/s/ Richard R. Schreiber
	Name:	Richard R. Schreiber
	Title:	Acting Chief Executive Officer